UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________________________________________________
FORM 11-K
___________________________________________________________

☑            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

Commission File Number: 001-37429
___________________________________________________________

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXPEDIA RETIREMENT SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Expedia Group, Inc.
1111 Expedia Group Way, W
Seattle, WA 98119

Expedia Retirement Savings Plan
Financial Statements and
Supplemental Information

December 31, 2021 and 2020
and for the Year Ended December 31, 2021

Note: All other schedules required under Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plans Administration Committee
Expedia Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Expedia Retirement Savings Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Opinion on the Supplemental Information
The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Portland, Oregon
June 23, 2022

We have served as the Plan’s auditor since 2010.

Expedia Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets
Investments, at fair value	$1,415,653,452	$1,251,147,292
Notes receivable from participants	8,159,958	10,523,540
Employer contribution receivable	1,846,490	—
Other receivable	97,730	39,988
Net assets available for benefits	$1,425,757,630	$1,261,710,820

See accompanying notes.

Expedia Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021

Contributions:
Participant contributions	$88,076,980
Employer contributions	25,632,088
Rollover contributions	13,044,415
Total contributions	126,753,483
Investment income (loss):
Net realized and unrealized appreciation in fair value of investments	173,036,047
Dividend and interest income on investments	31,586,483
Total investment income	204,622,530
Interest income on notes receivable from participants	508,851
Deductions:
Benefits paid to participants	166,697,308
Administrative expenses	1,140,746
Total deductions	167,838,054
Net increase in net assets available for benefits	164,046,810
Net assets available for benefits at:
Beginning of year	1,261,710,820
End of year	$1,425,757,630

See accompanying notes.

Notes to Financial Statements

1. Description of the Plan
The following description of the Expedia Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established on August 9, 2005 and is a defined contribution plan covering substantially all U.S. employees of Expedia Group, Inc. and its subsidiaries (the “Company” or “Expedia”) who have reached the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are automatically enrolled in the Plan upon satisfying its eligibility requirements. When enrolled, such employees are deemed to enter into a pre-tax salary reduction agreement with the Company to contribute 3% of compensation (as defined in the Plan document) and to make an election to invest in a qualified default investment fund determined by the Plan’s administrative committee unless an employee affirmatively changes his or her automatic pre-tax salary deferral election and/or default investment fund. The Plan's qualified default investment funds are various Vanguard Target Retirement Trusts.
Contributions
Participants can make pre-tax deferrals ranging from 1% to 50%, and after-tax contributions ranging from 1% to 10%, of their compensation (as defined in the Plan document) through payroll deductions. Participants can direct their contributions to any of the Plan’s investment options.
There are two types of Company contributions available under the Plan. (1) The Company made matching contributions in an amount equal to 50% of the first 6% of pre-tax compensation deferred by participants in each payroll period, subject to regulatory limitations. In addition, the Company made matching contributions after the end of each plan year (“true-up matching contributions”) in an amount sufficient to ensure a participant receives matching contributions for the plan year equal to 50% of the first 6% of the pre-tax compensation deferred by the participant for the plan year, provided that the participant is employed on the last day of the plan year unless an exception applies. For the year ended December 31, 2021, true-up matching contributions of $1,846,490 were made to the Plan. (2) The Company may also make discretionary matching and/or profit sharing contributions. For the year ended December 31, 2021, no discretionary matching or profit sharing contributions were made to the Plan.
Participants can direct Company contributions to any of the Plan’s investment options in the same manner as they direct their own contributions.
Vesting
Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company contributions in their accounts, plus actual earnings thereon, after two years of credited service.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and Plan earnings. Allocations are determined in accordance with the provisions of the Plan document. The benefit to which a participant is entitled is the vested portion of the participant’s account.
Forfeitures
Forfeitures of terminated participants’ non-vested account balances are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and subsequently returned. The remaining amount, if any, is used to reduce the Company’s future contributions and then to pay the expenses of operating the Plan and the related trust. The balances of forfeited accounts at December 31, 2021 and 2020 were $444,456 and $415,481, respectively. During 2021, $1,575,265 of the forfeited amounts were used to fund Company contributions.

Notes to Financial Statements (continued)
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of 5 years. Loans are secured by the balance in the participant’s vested account and bear interest at a rate commensurate with commercial prevailing rates as determined in accordance with the terms of the Plan document. Principal and interest are paid ratably through regular payroll deductions for actively employed participants. Upon termination of employment, any outstanding loans are due and payable within ninety days following the termination date, unless the participant continues to make loan payments by Automated Clearing House (ACH) payments. As of December 31, 2021, the rates of interest on outstanding loans ranged from 4.25-9.25% with various maturities through 2036.
Payment of Benefits
Upon participants’ retirement at or after normal retirement age (as defined in the Plan document), death, disability or termination of employment, they, or their designated beneficiary (in the event of a participant's death), may elect to withdraw their entire vested account balances in a lump sum payment or in partial distribution, provided that to the extent a participant’s account is invested in Expedia stock, the participant may elect to receive whole shares of such Expedia stock and cash for any excess fractional shares. Participants reaching the age of 59½ may elect to withdraw some or all of their vested account balances while still employed. In the event of hardship (as defined by the Plan document) participants may withdraw some or all of the vested portion of their eligible account balances up to the amount of the hardship, subject to the requirements of the Plan document. Participants may withdraw some or all of their rollover or after-tax contributions at any time. Participants who meet the requirements for a qualified reservist distribution described in the Plan document may withdraw some or all of their pre-tax salary deferral contributions while on active duty. If the value of the vested portion of a participant's account (without regard to the value of the participant's rollover account) at the time the participant incurs a termination of employment or at any time thereafter is more than $1,000 but not more than $5,000 and, after receiving all required notices the participant does not elect to receive a direct payment or rollover, the balance will be rolled over to an IRA designated by the Plan administrator. If the participant's account balance is $1,000 or less, such amount will be distributed to them in a lump sum.
Administrative Expenses
Administrative expenses of the Plan may be paid by the Company in its discretion, but otherwise will be paid by participants through quarterly fees charged to their accounts and transaction fees. In addition, the Plan's investment options charge expenses as described in their respective prospectuses or prospectus summaries.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of applicable law. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Benefit Payments
Benefit payments are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Notes to Financial Statements (continued)
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values (“NAVs”) of shares held by the Plan at year end. The Plan invests in the Fidelity Managed Income Portfolio Class 1 and Fidelity Managed Income Portfolio Class 2 (collectively referred to as “MIP”) stable value common collective trust funds, Loomis Sayles Core Plus Fixed Income common collective trust fund (“Loomis Core”), Conestoga Small Cap Growth common collective trust fund ("Conestoga"), TimesSquare Mid Cap Growth Fund common collective trust ("TimesSquare"), TS&W Mid Cap Value trust ("TS&W"), Fidelity Contrafund Commingled Pool ("Fidelity Contrafund"), and multiple Vanguard Target Retirement Trust common collective trust funds (Vanguard Target Retirement Income Trust II, Vanguard Target Retirement 2015 Trust II, Vanguard Target Retirement 2020 Trust II, Vanguard Target Retirement 2025 Trust II, Vanguard Target Retirement 2030 Trust II, Vanguard Target Retirement 2035 Trust II, Vanguard Target Retirement 2040 Trust II, Vanguard Target Retirement 2045 Trust II, Vanguard Target Retirement 2050 Trust II, Vanguard Target Retirement 2055 Trust II, Vanguard Target Retirement 2060 Trust II, and Vanguard Target Retirement 2065 Trust II, collectively referred to as “Vanguard Retirement”). The Plan’s interest in the MIP, Loomis Core, Conestoga, TimesSquare, TS&W, Fidelity Contrafund, and Vanguard Retirement is valued at the NAV practical expedient of the underlying investments reported by the issuer of the common collective trust at year-end. This practical expedient would not be used if it is determined to be probable that the Plan will sell the investment for an amount different from reported net asset value. The underlying assets owned by the MIP and Loomis Core consist primarily of readily marketable fixed income securities, Conestoga consists primarily of domestic small cap equity securities, TimesSquare consists primarily of mid and small cap equity securities, TS&W consists primarily of domestic mid cap equity securities, the Fidelity Contrafund consists primarily of domestic large cap equity securities, and the Vanguard Retirement consists of a mix of fixed income and equity securities. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Purchases and sales of securities are recorded as of their trade-date. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Loomis Core, Conestoga, TimesSquare, and TS&W may be traded daily without restriction. The MIP may be traded daily, but has a 90-day restriction requirement to exchange to a competing fund. The Fidelity Contrafund and Vanguard Retirement both may be traded daily, but have a 30-day frequent trading policy.
Notes Receivable from Participants
Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable from participants. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.
Subsequent Events
We monitor significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. The Plan has evaluated subsequent events through the date on which the financial statements are issued. Volatility in the financial markets subsequent to year-end has had an impact on the global economy and investment values. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is reasonably possible that investment values have declined and continue to experience volatility subsequent to December 31, 2021.
3. Fair Value of Investments
The Plan's investments are measured at fair value on a recurring basis. Accounting Standards Codification Topic 820 describes three levels of inputs that may be used to measure fair value:

Level 1    Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2    Quoted prices for identical or similar assets or liabilities in markets that are not considered to be active or identical or similar financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3    Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Notes to Financial Statements (continued)
The Plan’s mutual funds, equity securities, and self-directed brokerage accounts are generally classified within Level 1 of the fair value hierarchy. The fair value of these investments is valued based on quoted market prices in active markets.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2021 and 2020:

Investment Assets at Fair Value as of December 31, 2021
	Level 1	Total
Mutual funds	$450,908,313	$450,908,313
Investments in self-directed brokerage accounts	73,221,563	73,221,563
Investments in Expedia Group, Inc. common stock	30,984,108	30,984,108
Total investments at fair value	555,113,984	555,113,984
Common collective trust funds measured at NAV*		860,539,468
Total investments		$1,415,653,452
Investment Assets at Fair Value as of December 31, 2020
	Level 1	Total
Mutual funds	$420,296,797	$420,296,797
Investments in self-directed brokerage accounts	61,517,114	61,517,114
Investments in Expedia Group, Inc. common stock	24,491,821	24,491,821
Total investments at fair value	506,305,732	506,305,732
Common collective trust funds measured at NAV*		744,841,560
Total investments		$1,251,147,292

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

4. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
5. Income Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated June 2, 2015, stating that the Plan, as restated effective January 1, 2013, is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and therefore entitled to favorable tax treatment. The favorable determination letter was subject to the adoption of additional amendments that were proposed to the IRS and timely adopted by the Company. Although the Plan has been further amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and therefore believes that the Plan is qualified and the related trust is tax-exempt.

In line with GAAP, the Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, to the Plan administrator's knowledge, there are currently no audits in progress for any tax periods.

Notes to Financial Statements (continued)
6. Party-in-Interest Transactions
Certain Plan investments are shares of mutual funds and units of participation in a common collective trust fund managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services were $632,447 for the year ended December 31, 2021.
At December 31, 2021 and 2020, the Plan held 171,427 and 184,960 shares, respectively, of common stock of the Company, with a fair value of $30,984,108 and $24,491,821, respectively. No dividend income on the common stock of the Company was recorded during the year ended December 31, 2021.

Supplemental Information

Expedia Retirement Savings Plan
EIN: 91-1996083 Plan: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021

		(c)
	(b)	Description of Investment Including,
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e)
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value		Current Value
*	Fidelity Diversified International K Fund	803,393	shares	$38,884,201
*	Fidelity 500 Index Fund	969,531	shares	160,282,855
*	Fidelity International Index Fund	451,267	shares	22,242,947
*	Fidelity Extended Market Index Fund	379,193	shares	33,069,463
	Dodge & Cox International Stock Fund	772,686	shares	36,540,326
	Goldman Sachs Small Cap Value Fund	319,549	shares	18,505,080
	MainStay Large Cap Growth Fund	5,732,730	shares	76,990,558
	T. Rowe Price Institutional Large-Cap Value Fund	1,160,493	shares	32,226,900
	Vanguard Total Bond Market Index Fund Institutional	2,874,529	shares	32,165,983
	Total registered investment companies			450,908,313
	Common/collective trust funds:
	Vanguard Target Retirement 2015 Trust II	55,842	units	3,735,818
	Vanguard Target Retirement 2020 Trust II	150,656	units	10,940,611
	Vanguard Target Retirement 2025 Trust II	365,074	units	27,617,857
	Vanguard Target Retirement 2030 Trust II	623,418	units	48,726,348
	Vanguard Target Retirement 2035 Trust II	969,058	units	79,230,213
	Vanguard Target Retirement 2040 Trust II	1,122,523	units	96,896,219
	Vanguard Target Retirement 2045 Trust II	1,429,159	units	126,694,989
	Vanguard Target Retirement 2050 Trust II	1,152,591	units	103,145,336
	Vanguard Target Retirement 2055 Trust II	571,296	units	62,339,844
	Vanguard Target Retirement 2060 Trust II	297,304	units	17,041,454
	Vanguard Target Retirement 2065 Trust II	97,621	units	3,442,123
	Vanguard Target Retirement Income Trust II	40,906	units	2,698,129
	Loomis Sayles Core Plus Fixed Income Trust Class C	1,713,648	units	29,526,149
	Conestoga Small Cap Growth Fund Class A	1,909,187	units	41,906,655
	TimesSquare Mid Cap Growth Fund	1,673,206	units	27,774,878
	TS&W Mid Cap Value Trust	664,049	units	37,365,416
*	Fidelity ContraFund Commingled Pool	3,441,502	units	115,668,867
*	Fidelity Managed Income Portfolio Fund Class 1	107,159	units	107,159
*	Fidelity Managed Income Portfolio Fund Class 2	25,681,403	units	25,681,403
	Total common/collective trust funds			860,539,468
	Common stock:
*	Expedia Group, Inc. common stock	171,427	shares	30,984,108
	Participant-directed brokerage accounts:
*	Fidelity Brokerage Link (1)	Various mutual funds and common stocks		73,221,563
*	Participant loans	Interest rates ranging from 4.25% to 9.25%, maturing through 2036		8,159,958
				$1,423,813,410
*     Indicates a party-in-interest to the Plan.
(1)     Certain investments in the Fidelity Brokerage Link accounts are issued by a party-in-interest to the Plan.
Note: Column (d), cost, is not applicable, as all investments are participant-directed.

    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDIA RETIREMENT SAVINGS PLAN
Date:	By:	/s/ LANCE SOLIDAY
June 23, 2022		Lance Soliday
Chair of Benefit Plans Administration Committee

EXHIBIT INDEX

Exhibit Number        Description
23.1            Consent of Independent Registered Public Accounting Firm - Moss Adams LLP